UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2017

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

EX-99.1:	Statoil, Shell and Total enter CO2 storage partnership (October 2, 2017)

EX-99.2:	Total targets French residential market with natural gas and green power 10% cheaper than regulated tariffs (October 5, 2017)

EX-99.3:	Guinea: Total reinforces its exploration in West Africa (October 9, 2017)

EX-99.4:	Results of the option to receive the 2017 first interim dividend in shares (October 10, 2017)

EX-99.5:	France: Total Solar and SunPower successful in solar rounds (October 12, 2017)

EX-99.6:	Total enters the petroleum product retail sector in Mexico (October 12, 2017)

EX-99.7:	Total announces its 2017 third interim dividend (October 27, 2017)

EX-99.8:	Third quarter and first nine months 2017 results (October 27, 2017)

EX-99.9:	OGCI announces three investments in low emissions technologies and launches third annual report (October 27, 2017)

EXHIBIT INDEX

EX-99.1:	Statoil, Shell and Total enter CO2 storage partnership (October 2, 2017)

EX-99.2:	Total targets French residential market with natural gas and green power 10% cheaper than regulated tariffs (October 5, 2017)

EX-99.3:	Guinea: Total reinforces its exploration in West Africa (October 9, 2017)

EX-99.4:	Results of the option to receive the 2017 first interim dividend in shares (October 10, 2017)

EX-99.5:	France: Total Solar and SunPower successful in solar rounds (October 12, 2017)

EX-99.6:	Total enters the petroleum product retail sector in Mexico (October 12, 2017)

EX-99.7:	Total announces its 2017 third interim dividend (October 27, 2017)

EX-99.8:	Third quarter and first nine months 2017 results (October 27, 2017)

EX-99.9:	OGCI announces three investments in low emissions technologies and launches third annual report (October 27, 2017)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 31, 2017	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Treasurer